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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Enterprises Appoints Company Solutions As Sole Distributor for Belgium

Initial Sales Commitment Agreed For 2004 Totals Around $500,000

Houten, Netherlands (March 24, 2004) Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that it has appointed Company Solutions as the sole distributor for Magic Software in Belgium. The distributorship covers all major software products of Magic Software including the eDeveloper application development environment and the iBOLT Integration Suite. The distribution agreement includes a sales commitment for 2004 of around $500,000.

iBOLT Integration Suite delivers an affordable business integration framework that empowers customers to dramatically improve business performance and return on investment (www.magicsoftware.com/ibolt). eDeveloper is an extremely productive, state-of-the-art technology for developing and deploying business applications across multiple platforms, databases and architectures (www.magicsoftware.com/edeveloper).

“Our relationship with Company Solutions represents a significant step in our plan to strengthen our European distribution channels, and to increase our market share in the Belgium market,” said Regev Yativ, Managing Director of Magic EMEA. “Company Solutions have the proven track record, extensive technical expertise and customer relationships needed to effectively support users of our technology in Belgium and continue to bring new customers. The commitment they have taken illustrates their belief in Magic Software and our products.”

"The agreement we signed with Magic Software enables us to combine our efforts to satisfy the strong demand for Magic’s leading development and integration solutions in Belgium,” said Henri Parianos CEO of Company Solutions. “There is a strong installed base in Belgium of corporate end-users and solution partners using Magic Software technology. We look forward to supporting this growing community of customers with excellent technology and support.”

About Company Solutions

Company Solutions was founded on the software market since 1983, selling and developing such as Software Management tools and Facilities Management Software. In addition, Company Solutions delivers applications for food production companies, sports- and culture-complexes, accountants and government agencies, and organizations.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 24 March, 2004